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15048937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
201

SEC FILE NUMBER
8-67963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOCKING CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 SPEAR STREET, SUITE 1360
(No. and Street)

SAN FRANCISCO	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

2200 Rimland Drive, Suite 300	Bellingham	WA	98226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LD 3/18/15

OATH OR AFFIRMATION

I Samuel Hocking, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hocking Capital LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

2/27/15

Signature

Chief Executive Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOCKING CAPITAL, LLC

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C. 201 SECTION

Report of Independent Registered
Public Accounting Firm and
Statement of Financial Condition for

Hocking Capital, LLC

December 31, 2014

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

ACKNOWLEDGMENT

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On 2/27/15 before me, Andrea Bridges, Notary Public
(insert name and title of the officer)

personally appeared Samuel Hocking,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] **(Seal)**

ANDREA MICHELLE BRIDGES
COMM. #2089821
Notary Public - California
San Francisco County
My Comm. Expires Nov. 13, 2018

HOCKING CAPITAL, LLC

TABLE OF CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Hocking Capital, LLC

We have audited the accompanying financial statement of Hocking Capital, LLC (the "Company") which comprises the statement of financial condition as of December 31, 2014, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Hocking Capital, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Bellingham, Washington
February 26, 2015

HOCKING CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash	$	111,063
Intangible asset		55,365
Other assets		4,770
TOTAL ASSETS	**$**	**171,198**

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:		
Accounts payable and accrued expenses	$	13,800
Payable to affiliates		32,364
TOTAL LIABILITIES		46,164
MEMBER'S CAPITAL		125,034
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**171,198**

See accompanying notes to statement of financial condition.

NOTE 1 – ORGANIZATION

Organization and Nature of Business - The accompanying financial statements are prepared on the accrual basis of accounting and include the accounts of Hocking Capital, LLC, a limited liability company (the "Firm"). The Firm was formed on July 18, 2008, originally as Conifer Capital Partners, LLC. The name was changed to Hocking Capital, LLC subsequent to it being acquired by iMATCHative Inc. ("the Parent") from The Conifer Group, LLC on December 20, 2013. The fiscal year of the Firm is the calendar year. Operations of the Firm commenced on November 21, 2008. The Firm is a fully owned subsidiary of the Parent.

The Firm will act as a private placement agent between hedge funds and qualified purchasers and accredited investors. The Firm is organized in the state of New York, and has an office in San Francisco, California.

The Firm does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents - For purposes of the statements of financial condition and cash flows, cash and cash equivalents are defined as all checking and money market accounts deposited with commercial banks. At December 31, 2014, the Firm had checking and money market accounts held at a single institution.

Income Taxes - The financial statements do not reflect a provision or liability for federal or state income taxes since, under the Internal Revenue Code, a limited liability company is a reporting entity only. The Members report their distributive shares of the Firm's income and credits on their respective individual Members' tax returns. However, certain states including California in which the Firm operates impose fees and taxes at the partnership level.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible asset – The intangible asset consists of a license to operate as a broker dealer and was acquired upon the Parent's acquisition of the Company in 2013. The Company performs an annual impairment test for indefinite lived intangibles, or more frequently if circumstances indicate that an impairment may exist.

Basis of Presentation - The financial statements of the Firm have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

NOTE 3 – PURCHASE OF HOCKING CAPITAL, LLC

On December 20, 2013, all assets of the Firm were acquired by the Parent from The Conifer Group, LLC. The Firm has recorded the transaction as a business combination using the acquisition method of accounting. Accordingly, assets acquired are measured at their estimated fair values at the date of acquisition.

The final allocation of purchase price is presented in the following table.

Purchase price	$	50,000
Net assets at time of aquistion		
Cash	$	-
Other assets		2,435
Accrued expenses		(7,800)
Total net assets at time of aquistion	$	(5,365)
Intangible asset	$	55,365
Fair value of assets acquired	$	50,000

NOTE 4 – MEMBER'S CAPITAL

The Firm is a limited liability company and, as such, no Member shall have any personal liability to the Firm, any other Members or to any creditor of the Firm for the debts of the Firm beyond the amount contributed by the Members to the Firm.

Contributions and withdrawals by Members may be made from time to time with the consent and approval of Equity Members as set forth in the Operating Agreement. Profits and losses are, in general terms, allocated to the Member's on a pro rata basis based on their respective membership interest.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement in place with the Parent. Under the agreement, the Firm pays only those expenses that specifically relate to activities of the broker dealer including professional fees, fidelity bond insurance, business licenses and taxes, and state and federal taxes. $32,364 was payable to the Parent as of December 31, 2014.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which, among other items, requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. These rules also restrict the timing and amounts of capital withdrawals or dividends paid. At December 31, 2014, the Firm had net regulatory capital of $64,899 which was $59,899 in excess of its required net capital of $5,000. Its net capital ratio was 0.71 to 1.

NOTE 7 – SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through February 26, 2015 and has determined that there are no material subsequent events to disclose.